

July 10, 2025

Jeffrey E. Eberwein
Chief Executive Officer
Hudson Global, Inc.
53 Forest Avenue
Suite 102
Old Greenwich, CT 06870

      Re: Hudson Global, Inc.
           Registration Statement on Form S-4
           Filed July 3, 2025
           File No. 333-288531

Dear Jeffrey E. Eberwein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc: Adam W. Finerman